

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

John Reed
Chief Executive Officer
Arhaus, Inc.
51 E. Hines Hill Road
Boston Heights, Ohio 44236

> **Re: Arhaus, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 30, 2021**
> **CIK No. 0001875444**

Dear Mr. Reed:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Basis of Presentation
Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures, page ii

2.   You define "merchandise revenue" as revenue from *sale of merchandise* exclusive of certain items. You define "demand merchandise revenue" as the *value of merchandise from orders placed* exclusive of the same items as for "merchandise revenue." Please explain to us and disclose as appropriate what the difference between the sale amount of merchandise and the value of merchandise orders represents and the distinction between the two you are intending to convey to investors.

3.   Please explain to us and disclose as appropriate how returned merchandise is factored in determining a factual representation of "demand."

Company Overview, page 1

4.   Please revise to define in greater detail what you consider to be the "premium home furnishing market."

5.   We note your disclosure in the second paragraph that both demand comparable brand revenue growth and comparable brand revenue growth have been meaningful over the last three years. Please revise to clarify what you mean by "meaningful" and provide quantification for the referenced periods. Additionally, we note that you have highlighted demand comparable revenue growth of 25% in 2020. Please revise to balance that presentation with your comparable brand revenue growth percentage for the same period.

6.   We note in the fourth paragraph and elsewhere you reference delivering "attractive margins" or "attractive profit margins." In each instance, please revise to clarify what you mean by attractive margins or attractive profit margins.

7.   Please revise the seventh paragraph to disclose comparable information for 2019.

8.   We note your disclosure that you believe there is potential to more than double your current showroom base to more than 150 locations in both new and existing markets. We also note comparable disclosure in the Expand Our Showroom Base and Capture Market Share section on page 9 to include a reference to the "next decade." To the extent possible, please revise to clarify and quantify the timeframe applicable to your expansion plan. Please also reconcile with your disclosure in the Real Estate Strategy section on page 96 to include the statement that you currently do not have an anticipated timeframe to open new showrooms.

Strong Operating Performance and Momentum , page 2

9.   Please revise to include comparable information related to your comparable brand revenue growth between 2020 and 2019.

Competitive Strengths

Superior and Consistent Unit Economics, page 7

10.   Please show us how "unit-level adjusted EBITDA" and the related margin are computed.

Strong Direct Global Sourcing Relationships, page 7

11.   We note your disclosure that the majority of your products can only be purchased from Arhaus. Please revise to quantify the percentage of products which are exclusive to Arhaus.

Grow eCommerce Platform, page 8

12.   We note your disclosure here and elsewhere that eCommerce merchandise revenue increased 64% in 2020 compared to 2019. With a view towards revised disclosure, please advise how much of this growth was attributable to the COVID-19 pandemic in comparison to historical growth increases in prior periods and whether you expect this trend to continue going forward.

Our Growth Strategies

Increase Brand Awareness to Drive Sales, page 8

13.   Please disclose how "returns on digital advertising spend of 11x" was computed for transparency to investors about how this was derived.

Summary Historical Consolidated Financial Data, page 16

14.   Please show the computation of "comparable brand revenue growth" and "demand comparable brand revenue growth" for transparency to investors about how they were derived.

Use of Proceeds, page 55

15.   Please revise the third paragraph to more specifically identify and quantify the principal intended uses of the net proceeds. Alternatively, if you have no current specific plan for the proceeds or a significant portion of the proceeds, state that that is the case and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

The Reorganization, page 60

16.   Please refer to the post-offering ownership chart on page 62. Please revise to add the ownership and voting percentages of your Class A and Class B common stock after the offering. In this regard, we note the listed shareholder contingency groups differ from the descriptions and bullets presented in the last paragraph on page 60.

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Assess the Performance of Our Business, page 73

17.　　You present "merchandise revenue" as a non-GAAP financial measure. Please tell us how you determined that adding back to net revenue rebates and reserves related to returns and discounts does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to the answer to Question 100.04 of the staff's Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Additionally, provide us with a quantified listing of each item comprising the "GAAP adjustments" in calculating the measure. Further, explain to us with a view to disclosing as appropriate the reasons why your management believes this information is useful to investors and why this measure provides useful information to investors regarding your financial condition and results of operations pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

18.　　We note your disclosure of "comparable brand revenue growth" and "demand comparable brand revenue growth" metrics in the filing. Please expand your disclosure to state why these metrics provide useful information to investors and how you use them in managing or monitoring the performance of your business. Additionally, discuss how these measures meaningfully differ from one another. Please refer to Release No. 33-10751 for guidance.

Adjusted EBITDA, page 75

19.　　You disclose the measure omits non-cash items, however it appears it also omits items within "new showroom opening expenses" and "other expenses" that have been or will be paid in cash. Accordingly, please revise the characterization of this measure.

Results of Operations
Comparison of the Years Ended December 31, 2020 and December 31, 2019
Net Revenue, page 77

20.　　You attribute the change in net revenue to multiple factors. The effect of price increases is quantified under "gross margin," but other cited factors are not quantified anywhere. Please expand your discussion to quantify the amount of the change contributed by each underlying factor that you identified. Refer to Item 303 of Regulation S-K and section 501.04 of the staff's Codification of Financial Reporting Policies for guidance.

21.　　Cost of goods sold decreased in 2020 from 2019 despite an increase in net revenue between these periods. It does not appear the reason for the 2020 decrease and inverse relationship are analyzed. Factors affecting the change in the amount of cost of goods sold are discussed under "gross margin," but they appear to substantially offset one another. Please expand your disclosure as appropriate. Refer to Item 303 of Regulation S-K and Section III of Release No. 33-8350 for guidance.

Liquidity and Capital Resources
Net cash provided by operating activities, page 80

22.   You attribute a portion of the $128.5 million increase in net cash provided by operating
activities between 2020 and 2019 to increased net income, the change in which amounted
to $1.2 million. It appears a material portion (28%) of the change in operating cash
beyond the factors cited has not been analyzed. Please expand your disclosure as
appropriate for a fuller analysis of the material factors contributing to the increase in
operating cash. Refer to the introductory paragraph of section IV.B and paragraph B.1 of
SEC Release No. 33-8350 for guidance.

Management, page 101

23.   We note that you have identified a number of director nominees. Please revise the Exhibit
Index on page II-3 to annotate that you will file consents for such individuals as required
by Rule 438 of the Securities Act of 1933.

You may contact Suying Li at 202-551-3335 or Doug Jones at 202-551-3309 if you have
questions regarding comments on the financial statements and related matters. Please contact
Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services